Exhibit 3.25
ARTICLES OF ASSOCIATION
OF
MODULAR BRASIL PARTICIPAÇÕES LTDA.
CORPORATE NAME
1.	The Company will operate under the name of MODULAR BRASIL PARTICIPAÇÕES LTDA..
GOVERNING LAW
2.  The Company shall be governed by the provisions set forth in Law No. 10,406, of January 10, 2002, particularly in accordance with the Chapter IV of Subtitle II of Book II “Corporate Law” and, in case of any omission, in accordance with the Law No. 6,404, of December 15, 1976, as amended.

HEAD-OFFICE
3.  The Company has its head office address at Rodovia Presidente Dutra, Km 214, Portaria 2 Bloco 4, Sala 1, Jardim Cumbica, CEP 07210-902, in the City of Guarulhos, State of São Paulo, and may establish branches, agencies or representative offices in any other part of the national territory or abroad, by resolution of the quotaholder or quotaholders representing at least 3/4 of the capital of the Company.
CORPORATE PURPOSES
4.  The objects of the Company consist of the participation in other companies, civil or commercial, national or foreigners, as partner, shareholder or quotaholder, as well as the management and trade of its own assets.
DURATION
5.  The duration of the Company’s corporate life is undetermined.
QUOTA CAPITAL
6.  The quota capital of the Company, fully paid, is of R$8,958,964.00, divided into 8,958,964 quotas, of R$1.00 (one Real) each, distributed as follows:
(a)	MODULAR (FOREIGN HOLDINGS) INC. owns 8,958,963 quotas, at the total value of R$8,958,963; and

(b)	SMART MODULAR TECHNOLOGIES (PUERTO RICO) INC. owns 01 (One) quota, at the value of R$1,00 (One Real).
First Paragraph. The liability of each quotaholder is limited to the amount of its/his own quotas, however, all quotaholders are jointly liable for the payment of the total subscribed capital, pursuant article 1052 of Law No. 10,406, of January 10, 2002.
Second Paragraph. After the totality of the quotas is paid up, the quota capital of the Company may be increased. Subject to the applicable legislation, the quotaholders will have preemptive rights to subscribe new quotas, based on the respective ownership proportion, within 30 (thirty) days.

Third Paragraph. All quotas of the Company, whether currently outstanding or to be issued in the future, owned by quotaholders MODULAR (FOREIGN HOLDINGS) INC. and SMART MODULAR TECHNOLOGIES (PUERTO RICO) INC., and certain assets and rights associated with such quotas have been pledged to WELLS FARGO FOOTHILL, INC., for the benefit of certain lenders, under the Stock Pledge Agreement dated as of April 16, 2004, filed at the Company’s head office, and pursuant to such Stock Pledge Agreement, such quotas of the Company, certain pledged assets and rights, and other rights associated therewith, including without limitation the right to receive dividends and interest on capital, may not be sold, transferred or otherwise disposed of, nor exercised or practiced (in the case of rights), by MODULAR (FOREIGN HOLDINGS) INC. and SMART MODULAR TECHNOLOGIES (PUERTO RICO) INC. without WELLS FARGO FOOTHILL, INC.’s prior written consent, unless if otherwise permitted under the Stock Pledge Agreement.
ADMINISTRATION
7.  The Company’s business shall be administered by one or more individuals resident and domiciled in the Country, quotaholders or not, to be designated by the quotaholders in these Articles of Association or by means of a separate document, for an undetermined term of mandate, who shall act under the title of Managers (“Administradores”), whose monthly remuneration shall be established by quotaholders’ resolution and debited to the general expenses account.
Sole Paragraph. For the purposes of this Clause, the quotaholders ratify the appointment of Mr. Antonio Noboru Takahashi, Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 4.445.367-X (SSP/SP) and enrolled with the CPF/MF No. 703.845.848-53, resident and domiciled at Rua Otavio Nebias, 98, apt. 121, in the Capital of the State of São Paulo, as Manager of the Company.
8.  The Managers, or the attorneys-in-fact appointed by them, shall perform all such acts as may be necessary or convenient for the management of the Company, with the exception of those acts indicated in Clause 9 of these Articles of Association. Their powers include, but are not limited to, among others, the following: (a) to represent the Company in and out of court, actively or passively, including before all public federal, state and municipal departments and authorities; (b) to administer, manage and direct the business of the Company, which power shall include the power to purchase, sell, exchange or otherwise acquire, dispose of or creates a lien on the movable property of the Company, and in so doing to establish the respective terms, prices and other conditions; and (c) to sign any and all documents, including those which create a liability or obligation for the Company, such as deeds, contracts, negotiable instruments, checks, money orders an others.
Sole Paragraph. The Powers-of-Attorney granted by the Company shall be signed by any of the Managers, shall stipulate specifically the powers granted and, with the exception of those for judicial purposes, shall be for a limited period of validity, subject to the provisions set forth in articles 1172 to 1176 of Law No. 10,406, of January 10, 2002.
9.  The powers to purchase, sell, mortgage, or otherwise acquire, dispose of or create a lien on the immovable property of the Company shall always be exercised by the quotaholders representing the majority of the quota capital of the Company, who may be represented by attorneys-in-fact with special powers.
PROHIBITION AS TO CERTAIN ACTS
10.  The acts of any quotaholder, Managers, employees of, or attorney for the Company, which involve any obligation or liability relating to transactions or operations outside the Company’s objects, such as sureties, avails, endorsements or any other guarantees whatsoever in favor of third parties, are hereby expressly forbidden and shall be deemed to be null and void and without any effect in relation to the Company, except for in the cases the Company is acting on behalf of any of its affiliates and/or subsidiaries.
QUOTAHOLDERS’ RESOLUTIONS
11.  Quotaholders’ resolutions shall be taken in Quotaholders’ Meetings, subject to legal provisions, such Meetings not being required in case of quotaholders’ express and unanimous decision on the matters involved.
12.  Quotaholders Meetings shall take place whenever necessary to the corporate interests, called by the managers of the Company, within at least 05 (five) days in advance, by means of letter with notice of receipt or facsimile with evidence of remittance, containing information on the issues to be discussed, date, time and place of the meeting.
12.1.  The formalities indicated above are dismissed when all the quotaholders are present at the Meeting, or expressly declare themselves aware of the issues to be discussed, date, time and place of the meeting.

12.2.  In case the Meeting does not take place, a second call shall be made, within at least 02 (two) days in advance
13.  Quotaholders’ Meetings shall be installed, on first call, with the presence of at least quotaholders representing the majority of the quota capital and, on second call, regardless of any number.
14.  Quotaholders’ resolutions shall be taken according to the quorum set forth in law, being each quota entitled to the right to one vote.
15.  The works shall be directed by a chairman appointed by the quotaholders, who may also act as secretary, or designate, among others attending the meeting, any other for such function.
16.  Minutes of the proceedings and resolutions of Quotaholders’ Meetings shall be provided and executed by the chairman, secretary and quotaholders attending the meeting.
17.  The minutes of Quotaholders’ Meetings in which the appointment of managers are made, as well as amendments to the Articles of Association and other issues which shall be effective before third parties, must be submitted to registration with the Board of Trade, within 30 (thirty) days, calculated from the meeting, except for the appointment of managers through a separate document, and their dismissal, which shall be submitted for registration within 10 (ten) days.
ASSIGNMENT AND TRANSFER OF QUOTAS
18.  Subject to certain restrictions that may be contained in the Stock Pledge Agreement, the quotaholders may freely assign any or all of their quotas to other quotaholder or to any third party, upon the prior consent of the quotaholder or quotaholders representing at least 1/4 (one quarter) of the Company’s quota capital.
FINANCIAL YEAR AND STATEMENTS
19.  The financial year of the Company shall begin on January 1st and shall end on December 31st of each year. At the end of each financial year there shall be prepared the balance sheet and profit and loss account for that year, and further financial statements required by law.

DISTRIBUTION OF PROFITS
20.  The net profits ascertained in each year shall be applied in the manner decided upon by the quotaholder or quotaholders representing the majority of the quota capital, being the disproportional distribution admitted. Quotaholders shall have no rights in or to any net profits until an express resolution regarding their application is adopted. The Company can prepare semi-annually, quarterly or monthly a special balance sheet based upon which it can distribute profits.
EXCLUSION OF QUOTAHOLDERS
21.  The exclusion of quotaholders is admitted, upon resolution of the quotaholders representing the majority of the quota capital, taken in a meeting specially called, pursuant to article 1085 of Law No. 10,406, of January 10, 2002, in view of acts of evident misconduct, and in the other cases provided for in law.
WINDING UP AND LIQUIDATION
22.  In the event of the liquidation of the Company, the liquidator shall be quotaholder MODULAR (FOREIGN HOLDINGS) INC., who may be represented by a duly appointed attorney-in-fact.
23.  The withdrawal, dissolution, death, exclusion or bankruptcy of any of the quotaholders shall not entail in the winding up of the Company, subject to legal provisions, which shall continue in existence with the remaining quotaholders, except if these, by mutual agreement, decide that the Company shall be liquidated. The assets pertaining to the withdrawn, dissolved, deceased, excluded or bankrupt quotaholder will be calculated on the basis of the latest balance sheet of the Company and will be paid to it or him, his heirs or its successors or assigns, as the case may be, within six (6) months from the date of its or his withdrawal, dissolution, death, exclusion or bankruptcy.
AMENDMENTS TO THESE ARTICLES
24.  These Articles of Association may be amended at any time, at a Quotaholders’ Meeting, by resolution of the quotaholder or quotaholders representing at least 3/4 of the Company’s quota capital.

SETTLEMENT OF DISPUTES
25.  Disputes arising out of these Articles of Association shall be submitted to the Courts of the City of São Paulo, State of São Paulo, whose exclusive jurisdiction the quotaholders hereby accept.”
In witness whereof, the parties hereto execute the present Articles of Association in 4 (four) copies of identical content, in the presence of the two undersigned witnesses.
São Paulo, September 1st, 2004.
/s/ Moshe B. Sendacz

MODULAR (FOREIGN HOLDINGS) INC.
By: Moshe B. Sendacz
Title: Attorney-in-fact
/s/ Moshe B. Sendacz

SMART MODULAR TECHNOLOGIES (PUERTO RICO) INC.
By: Moshe B. Sendacz
Title: Attorney-in-fact
[seal]
Witnesses:

1. /s/ Rodrigo José Bonifacio Rodrigo José Bonifacio RG.22.989.715-0-SSP-SP	2. /s/